Exhibit 99.17

State & Federal Agencies Update Permitting Schedule for Midas Gold’s Stibnite Gold Project

Record of Decision for Proposed Stibnite Gold Project Expected in Late Q4 2020

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) today announced that it has been advised that the United States Forest Service (“USFS”) anticipates issuing a Draft Environmental Impact Statement (“Draft EIS”) for public comment in late Q4 2019, with a Final EIS and Draft Record of Decision (“ROD”) anticipated in Q3 2020 for the Stibnite Gold Project (“Project”). This schedule would put the Final ROD for the Project in late Q4 2020 and incorporates the impacts the partial shutdown of the federal government and additional modelling of alternatives requested by the regulators. The USFS, in cooperation with the six other federal, state and local agencies responsible for the permitting schedule, provided the updated timeline as part of its quarterly update on the Project, which is located in Valley County, 39 miles east of McCall and 14 miles from Yellow Pine, Idaho.

“Our goal is to help ensure the permitting agencies are prepared and able to present a robust and thorough analysis of the Stibnite Gold Project to the public,” said Stephen Quin, President & CEO of Midas Gold Corp. “The partial government shut down that ended earlier in 2019, combined with additional modeling of alternatives for the Draft EIS, have slowed the process but should allow for the Draft EIS to be shared with the public at the end of 2019.” In its news release of January 29, 2019, Midas Gold had already accommodated some of these potential delays in its schedule update released on that date but had cautioned that the impacts of the partial government shutdown could not be determined at that time.

Many Idaho leaders are closely following the Project and changes to the timeline, including Idaho’s First Congressional District Congressman Russ Fulcher, in whose district the Project lies. “One of my goals in Congress is to bring new jobs and opportunities to rural Idahoans,” said Rep. Russ Fulcher. “The Stibnite Gold Project proposes new high paying jobs while also cleaning up a brownfield site and other legacy impacts from the Second World War. We need regulators to do their jobs, but we also need permits to move forward. I am disappointed by the recent announcement of additional delay. We need the project to stay on a reliable timeline and for the Stibnite Gold Project to become a reality.”

Joint Review Process

Seven federal, state and local agencies involved in permitting the Project signed the Stibnite Joint Review Process Memorandum of Understanding (“MOU”) in 2017, committing to work together to evaluate the Plan of Restoration and Operations (“PRO”) for the Stibnite Gold Project under the National Environmental Policy Act (“NEPA”). The MOU was designed so agencies could collaborate in the review and preparation of the EIS, meet the requirements of the public process and follow a mutually agreed upon schedule. Agency cooperation and collaboration remains key to the timeliness and completeness of the process.

Updated Schedule

The PRO was accepted as complete by the USFS in December 2016, and the USFS submitted a Notice of Intent to initiate review of the Project and then conducted Public Scoping in June and July of 2017. Since that time, the USFS, their contractor AECOM, and other cooperating agencies have continued with their review of the PRO, baseline data, public comments, defining potential alternatives and analyzing them, and reviewing additional information they requested and which Midas Gold has provided. As noted above, the USFS recently advised Midas Gold they anticipate issuing a Draft EIS for public comment in late Q4 2019 with the target date of an approved Final ROD in late Q4 2020.

Regulators need to ensure that they meet the regulatory requirements to support a robust and defensible Record of Decision. They have been requesting additional data, evaluating the thoroughness of the environmental impact analysis, while ensuring alternative development scenarios are carefully considered. Midas Gold has received 116 requests for additional information (“RFAI”) and has provided the requested information to all but two of the RFAIs issued to date. The updated schedule reflects a number of adjustments to both the baseline analysis, water modelling and alternatives development processes in order to accommodate thorough and comprehensive evaluations of the information provided in response to RFAIs, as well as conduct additional analysis and evaluation of alternatives.

“The partial government shutdown unfortunately extended the schedule and the request for more modelling of alternatives has had additional impacts on the schedule. While we appreciate the need of each of the agencies involved in the Stibnite Joint Review Process to thoroughly evaluate the Project and various alternatives, we nevertheless look forward to completing this phase of the permitting process as soon as practicable and putting a solid Draft EIS out to the public for review,” said Laurel Sayer, President and CEO of Midas Gold Idaho, Inc., the Project operator. “The Stibnite Gold Project has the potential to bring hundreds of well-paying jobs to rural Idaho, hundreds of millions of dollars of investment into the state and restore fish passage and fish habitat, as well as address numerous legacy impacts on water quality related to historical mining activities. We want to bring all of these benefits to Idaho, which is why we are excited to continue moving the Project forward.” Most of the legacy impacts at site occurred during World War II, when the site was a critical supplier of strategic metals needed for the war effort, and well before environmental legislation existed. Notwithstanding that it is not responsible for the site’s legacy impacts, Midas Gold’s plan of restoration and operations takes a comprehensive view of what it will take to restore and redevelop the site and leave behind a functional ecosystem fully and permanently supportive of enhanced fish populations and cleaner water.

Next Steps in the Regulatory Process

The USFS, on behalf of the various regulatory agencies, is currently completing the alternatives assessment and environmental analysis as required by NEPA. This is the core of the review process and will provide the basis for drafting of the Draft EIS, which is currently being prepared.

The next opportunity for public review and comment will come when the agencies release the Draft EIS, which is currently anticipated to take place late Q4 2019, with a public comment period anticipated to run from late 2019 into early 2020. After the comment period, the USFS and cooperating agencies would produce the Final EIS and a Draft ROD as well as respond to public comments received on the Draft EIS. Upon publication of the Final EIS, there would be a short period for objections and resolution before a Final ROD is published. A positive final decision would allow Midas Gold to seek the issuance of the final permits that are dependent on the ROD being issued.

Sustainability Report

In March 2019, Midas Gold Idaho released its 2018 Sustainability Report. This annual report highlights Midas Gold’s community and environmental achievements and can be found digitally at www.midasreport.com. Along with planting over 3,000 trees and volunteering over 3,000 hours in the community, the report provides details of Midas Gold’s evaluation of, and commitment to, mitigating light pollution in support of central Idaho’s dark skies reserve.

Community Engagement

In parallel with the formal NEPA process, Midas Gold is continuing its extensive community and stakeholder engagement process, which has been underway for several years. In late 2018 and early 2019, eight community and county governments near the Project commenced collaborative engagement with Midas Gold through the Stibnite Advisory Council, which was established under a community agreement. The Stibnite Advisory Council holds monthly meetings to discuss aspects of the project and community needs. Midas Gold has also established the Stibnite Foundation and funded the first contribution of $100,000 as an obligation identified in the Community Agreement.

Feasibility Study Status

Midas Gold’s technical team and consultants continue to advance their work on a feasibility study for the Stibnite Gold Project. The timing for completion of the feasibility study is tied to the completion of the Draft EIS since the feasibility study needs to reflect the design and layout of the Project as defined in the Draft EIS. While substantially all of the work related to mineral resource estimation, metallurgy, geotechnical, infrastructure (including road access, powerline, tunnel design) and other aspects of the Project needed to support a feasibility study is well advanced, finalization of the design and estimating of capital and operating costs and the actual feasibility study are awaiting decisions driven by the permitting process.

As previously noted, the feasibility study looks to incorporate the results of a number of Project optimizations, including updated mineral resource estimates, results of optimized metallurgy and processing, optimized layout and plant design, and other considerations. A number of these optimizations are focused on reducing potential environmental effects and impacts from mine redevelopment, and to enhancing the restoration of the site to ensure a healthy, sustainable ecosystem during and after operations. The extended permitting schedule does provide the opportunity to undertake certain value engineering exercises, where deemed appropriate, and include the results of such evaluations in the feasibility study.

Stibnite Gold Project Permitting Background

A detailed presentation on the PRO can be found at www.midasgoldcorp.com. Details of previous news releases and technical studies can be found filed under Midas Gold’s profile on SEDAR (www.sedar.com) or at www.midasgoldcorp.com.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the U.S. Forest Service, the State of Idaho and other government agencies and regulatory bodies. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under the NEPA (including a joint review process involving the U.S. Forest Services, the State of Idaho and other agencies and regulatory bodies) as well as the public comment period and EIS will proceed in a timely manner and as expected; and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under the NEPA; uncertainty surrounding input to be received pursuant to the public comment period; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the US Forest Services, State of Idaho and other agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to opposition to the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.